                                                 UNITED STATES

                                      SECURITIES AND EXCHANGE COMMISSION

                                            Washington, D.C. 20549


                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                       (Amendment No. ____________)*

                           Brooklyn Bancorp, Inc.

                              (Name of Issuer)
                  Common Stock, par value $0.01 per share

                       (Title of Class of Securities)


                                 113809107
                               (CUSIP Number)
                             Paul L. Lee, Esq.
                Executive Vice President and General Counsel
                       Republic New York Corporation
                              452 Fifth Avenue
                          New York, New York 10018
                               (212) 525-6100

    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             September 23, 1995

          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) ( See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               SCHEDULE 13D
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  CUSIP NO.    113809107                                       Page 2 of 16
                                                               Pages



  1                              NAME OF REPORTING PERSON
                                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                 Republic New York Corporation
                                 13-2764867

  2                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)[ ] (b)[ ]

  3                              SEC USE ONLY

  4                              SOURCE OF FUNDS*
                                 Working Capital

  5                              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
                                 2(e)                                                                             [ ]

  6                              CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Maryland

                          7      SOLE VOTING POWER
                                 2,388,000*
      NUMBER OF
        SHARES            8      SHARED VOTING POWER
     BENEFICIALLY                0
         EACH
      REPORTING           9      SOLE DISPOSITIVE POWER
        PERSON                   2,388,000*
         WITH
                          10     SHARED DISPOSITIVE POWER
                                 0

  11                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 2,388,000*

  12                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**          [x]

  13                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 16.6%***

  14                             TYPE OF REPORTING PERSON*
                                 HC; CO

________________

* Beneficial ownership of 2,388,000 shares of Common Stock reported hereunder is so being reported solely as a result of the Option Agreement described in Item 4 hereof. The option granted pursuant to such Option Agreement has not yet become exercisable. Republic New York Corporation expressly disclaims beneficial ownership of such shares. See Item 5 hereof.

** Excludes 200 shares of Common Stock held by Republic National Bank of New York, a wholly-owned subsidiary of Republic New York Corporation, as a co-executor of a will, with shared voting and dispositive powers. Republic New York Corporation expressly disclaims beneficial ownership of such shares. See Item 5 hereof.

*** Based upon the 12,003,998 shares reported by Brooklyn Bancorp, Inc. to be outstanding as of September 23, 1995, plus the 2,388,000 shares obtainable by Republic New York Corporation upon the exercise of the stock option described in Item 4 were such stock option presently exercisable.

Item 1.     Security and Issuer.

            This statement relates to the Common Stock, par value $0.01 per share ("Common Stock" or "Company Common Stock") of Brooklyn Bancorp, Inc. a Delaware corporation (the "Company"), the principal executive offices of which are located at 211 Montague Street, Brooklyn, New York 11201.

Item 2. Identity and Background.

            (a)-(c), (f) This statement is being filed by Republic New York Corporation, a Maryland corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Republic New York"). The principal business offices of Republic New York are located at 452 Fifth Avenue, New York, New York 10018. Republic New York provides a variety of banking and financial services world wide to corporations, financial institutions, governmental units and individuals through its subsidiary banks Republic National Bank of New York ("RBNY") Republic Bank California National Association, Republic New York Trust Company of Florida, National Association and Republic Bank for Savings ("RBS"), and provides services closely related to banking through its non-bank subsidiaries. The names of the directors and executive officers of Republic New York and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on
Schedule I hereto, which Schedule is incorporated herein by reference.

            (d) Neither Republic New York nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Neither Republic New York nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

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Item 3.     Source and Amount of Funds or Other Consideration.

            As more fully described in Item 4, the Company has granted to Republic New York an option pursuant to which Republic New York has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 2,388,000 shares of Company Common Stock (subject to adjustment in certain circumstances) at a price of $34.50 per share (the "Option"). Certain terms of the Option are summarized in Item 4. If the Option were exercisable and Republic New York were to exercise the Option on the date hereof, the funds required to purchase the shares of Company Common Stock issuable upon such exercise would be $82,386,000. It is currently anticipated that such funds would be derived from working capital.

Item 4.     Purpose of the Transaction.

            (a)-(j) Republic New York is seeking to acquire the entire equity interest in the Company pursuant to the Merger (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.

            The Merger Agreement. Republic New York, LRNY Incorporated, a Delaware corporation and a wholly-owned direct subsidiary of Republic New York ("Merger Sub"), and the Company have entered into an Agreement and Plan of Merger, dated as of September 23, 1995 (the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger"), with the Company being the surviving corporation (the "Surviving Company"). At the effective time of the Merger (the "Effective Time"), each outstanding share of Common Stock (other than shares the holder of which pursuant to any applicable law providing for dissenters' or appraisal rights is entitled to receive payment in accordance with the provisions of any such law and certain other shares) will be converted into the right to receive $41.50 in cash without interest (the "Merger Consideration"). As of the Effective Time, each share of Common Stock held directly or indirectly by Republic New York, other than shares held (i) in trust, managed, custodial or nominee accounts (ii) by investment companies for which an affiliate of Republic New York acts as an investment adviser or
(iii) in satisfaction of a debt previously contracted, and each share held as treasury stock by the Company will be cancelled, and no exchange or payment will be made with respect thereto.

            The Merger is subject to regulatory approvals, the approval of the stockholders of the Company and the satisfaction of various other terms and conditions set forth in the Merger Agreement.

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


            As a result of the Merger, the Company will become a wholly-owned subsidiary of Republic New York. It is the present intention of the parties to the Merger Agreement that, unless otherwise determined, following the Effective Time, CrossLand Federal Savings Bank, a wholly-owned banking subsidiary of the Company (the "Company Bank"), will merge with and into a wholly-owned banking subsidiary of Republic New York (such subsidiary, the "Acquiror Bank", and such merger the "Bank Merger") and cease to exist as a separate corporate entity (the surviving entity, the "Surviving Bank"). As a result of the Merger, the Company Common Stock will be eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Company Common Stock will cease to be authorized to be quoted on the National Association of Securities Dealers Automated Quotation System. At the Effective Time, the certificate of incorporation and by-laws and the directors and officers of Merger Sub shall become, respectively, the certificate of incorporation and by-laws and directors and officers of the Surviving Company.

            The Option Agreement. Concurrently with the execution of the Merger Agreement, Republic New York and the Company entered into a Stock Option Agreement, dated as of September 23, 1995 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement and Republic New York insisted on such agreement because it believed that it would so enhance such likelihood. Pursuant to the Option Agreement, the Company granted Republic New York the Option that provides for the purchase, subject to adjustments in certain circumstances, of up to 2,388,000 authorized but unissued shares of Common Stock (the "Option Shares") at a price of $34.50 per share, subject to adjustment.

            Subject to applicable law and regulatory restrictions, Republic New York may exercise the Option, in whole or in part, if, but only if, a Purchase Event (as defined below) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined below).

            As defined in the Stock Option Agreement, "Purchase Event" means either of the following:

            (i) The acquisition by any person other than Republic New York or any Republic New York subsidiary of beneficial ownership of Common Stock representing 25% or more of the voting power of the Company or the Company Bank; or

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

            (ii) The occurrence of a Preliminary Purchase Event described in (i) below except that the percentage referred to in clause (z) shall be 25%.

            "Exercise Termination Event" means the earliest to occur of
(i) the time immediately prior to the Effective Time, (ii) 12 months after the first occurrence of a Preliminary Purchase Event, except that it shall be 18 months following the Preliminary Purchase Event if it is described in
(i) below, or (iii) 12 months after the date of the Option Agreement if there has been no occurrence of a Purchase Event or a Preliminary Purchase Event.

            The term "Preliminary Purchase Event" means any of the following events or transactions occurring after the date of the Option
Agreement:

            (i) The Company or the Company Bank without having received Republic New York's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person (the term "person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934 (the "Securities Exchange Act"), and the rules and regulations thereunder) other than Republic New York or any of its subsidiaries (each a "Republic New York Subsidiary") or the Board of Directors of the Company shall have recommended that the shareholders of the Company approve or accept any Acquisition Transaction with any person other than Republic New York or any Republic New York Subsidiary. For purposes of the Option Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving the Company or the Company Bank, (y) a purchase, lease or other acquisition of all or substantially all of the assets of the Company or the Company Bank or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of the Company or the Company Bank; provided that the term "Acquisition Transaction" does not include any internal merger or consolidation involving only the Company or the Company Bank and any subsidiary of the Company;

         (ii) Any person (other than Republic New York or any Republic New York Subsidiary) shall have acquired beneficial ownership or the right to acquire beneficial ownership of Common Stock representing 10% or more of the voting power of the Company or the Company Bank (the term

"beneficial ownership" for purposes of the Option Agreement having the meaning assigned thereto in Section 13(d) of the Securities Exchange Act, and the rules and regulations issued thereunder);

          (iii) Any person other than Republic New York or any Republic New York Subsidiary shall have made a bona fide proposal to the Company or its shareholders, by public announcement or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction (including any situation in which any person other than Republic New York or any Republic New York Subsidiary shall have commenced (as such term is defined in Rule 14d-2 under the Securities Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Common Stock such that, upon consummation of such offer, such person would own or control Common Stock representing 10% or more of the voting power of the Company or the Company Bank (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer", respectively));

         (iv) After a proposal is made by a third party to the Company or its shareholders to engage in an Acquisition Transaction, the Company shall have breached any covenant or obligation contained in the Merger Agreement and such breach would entitle Republic New York to terminate the Merger Agreement or the holders of Company Common Stock shall not have approved the Merger Agreement at the meeting of such stockholders held for the purpose of voting on the Merger Agreement, such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement or the Company's Board of Directors shall have withdrawn or modified in a manner adverse to Republic New York, the recommendation of the Company's Board of Directors with respect to the Merger Agreement; or

           (v) Any person other than Republic New York or any Republic New York Subsidiary, other than in connection with a transaction to which Republic New York has given its prior written consent, shall have filed an application or notice with any governmental authority or regulatory or administrative agency or commission (each, a "Governmental Authority") for approval to engage in an Acquisition Transaction.

            As provided in the Option Agreement, in the event that Republic New York is entitled to and wishes to exercise the Option, it shall send to the Company a written notice (the "Option Notice" and the date of which being hereinafter referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise, (ii) the time (which shall be on a business day that is not less than three nor more than thirty business days from the Notice Date) on which the closing of such purchase shall take place (the "Closing Date") and (iii) a place at which the closing of such purchase shall take place; provided, that, if prior notification to or approval of any Governmental Authority is required in connection with such purchase (each, a "Notification" or an "Approval," as the case may be), Republic New York shall promptly file the required notice or application for approval and expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run from the later of (x) the date on which any required notification periods have expired or been terminated and (y) the date on which such approval has been obtained and any requisite waiting period or periods shall have expired. Republic New York shall have the right to revoke its exercise of the Option in the event that the transaction constituting a Purchase Event that gives rise to such right to exercise shall not have been consummated.

            Under applicable law and in connection with the Option Agreement, Republic New York may be required to obtain the prior approval of the Board of Governors of the Federal Reserve System ("FRB") prior to acquiring 5% or more of the issued and outstanding shares of Common Stock. Certain other regulatory approvals, including from the Office of Thrift Supervision, may also be required before such an acquisition could be completed.

            The Option may not be assigned by Republic New York to any other person without the express written consent of the Company, except that Republic New York may assign its rights under the Option Agreement in whole or in part after the occurrence of a Preliminary Purchase Event. However, until the date at which the FRB has approved the application by Republic New York under the Bank Holding Company Act of 1956, as amended (the "BHC") to acquire the shares of Common Stock subject to the Option, Republic New York may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of the Company, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Republic New York's behalf or (iv) any other manner approved by the FRB.

            In addition, any shares of Company Common Stock purchased upon the exercise of the Option may be resold by Republic New York pursuant to registration rights under the Stock Option Agreement.

            In the event of any change in the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise of the Option will be appropriately adjusted and proper provision shall be made so that, in the event that any additional shares of Common Stock are to be issued or otherwise to become outstanding as a result of any such change, the number of shares of Common Stock subject to the Option will be adjusted so that, after such issuance, it equals 19.9% of the number of shares of Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

            After the occurrence of a Purchase Event, as defined above, except that the percentage referred to in clause (ii) of such definition shall be 65%, that occurs prior to an Exercise Termination Event (the "Fee Trigger Event"), at the request of Republic New York, the Company shall pay to Republic New York $2 million in cash within 5 business days of such request (the "$2 Million Fee"). If Republic New York makes such a request and the Company has made such payment, Republic New York's right to exercise the Option for Common Stock shall terminate immediately. After the consummation of the transaction giving rise to a Fee Trigger Event, at the request of Republic New York, the Company shall repurchase the Option from Republic New York (notwithstanding that it is not then exercisable for shares of Common Stock) at a price (the "Option Repurchase Price") equal to $15 million in cash less any $2 Million Fee paid pursuant to the preceding sentence within 5 business days of such request.

            In the event that prior to an Exercise Termination Event, the Company shall enter into an agreement (i) to consolidate or merge with any person, other than Republic New York or a Republic New York Subsidiary, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Republic New York or a Republic New York Subsidiary, to merge into the Company and the Company shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company or
(iii) to sell or otherwise transfer all or substantially all of its or any of its subsidiaries' assets to any person, other than Republic New York or a Republic New York Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Republic New York, of either
(x) the acquiring corporation or (y) any person that controls the acquiring corporation. As more fully described in the Option Agreement, the Substitute Option shall have substantially the same terms as the Option, with adjustments in the exercise price as set forth in the Option Agreement.

            Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

            Purchases of Common Stock. Subject to market conditions and developments with respect to the Merger, Republic New York may purchase shares of Common Stock in the open market or in privately negotiated transactions, to the extent permitted by the BHC and federal securities laws.

            Other than as described above or in Item 5 below, Republic New York does not have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a) The Option. Republic New York may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, Republic New York may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. Since the Option is not presently exercisable, Republic New York expressly disclaims beneficial ownership of any of the Option Shares. If the Option were exercised in full, the Option Shares would represent approximately 16.6% of the currently outstanding Common Stock (after giving effect to the issuance of such Option Shares). Republic New York has no right to vote or dispose of the shares of Common Stock subject to the Option unless and until such time as the Option is exercised. To the best knowledge of Republic New York, none of the persons listed on Schedule I hereto beneficially owns any shares of Common Stock.

            Fiduciary Shares. RBNY owns 200 shares of Common Stock in a fiduciary capacity as co-executor of a will, with shared voting and dispositive powers. Republic New York express disclaims beneficial ownership of such shares.

            (b) The Option. If Republic New York were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Common Stock covered thereby.

            (c) The Option. Republic New York acquired the Option in connection with the execution of the Merger Agreement. See Item 4 hereof.

            To the best knowledge of Republic New York, none of the persons listed on Schedule I hereto has effected any transactions in Common Stock during the past 60 days.

            (d)  Not applicable.

            (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Except as described in Item 4 and Item 5 hereof, neither Republic New York nor, to the best of its knowledge, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits.

1. Agreement and Plan of Merger, dated as of September 23, 1995, by and among Republic New York Corporation, LRNY Incorporated and Brooklyn Bancorp, Inc., including the annexes thereto.

2. Stock Option Agreement, dated as of September 23, 1995, between Republic New York Corporation and Brooklyn Bancorp, Inc.

                                 SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 1995


                              REPUBLIC NEW YORK CORPORATION



                              By:  /s/ Paul Lee
                              Name:  Paul Lee
                              Title: Executive Vice President
                                        and General Counsel

                                 SCHEDULE I


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                       REPUBLIC NEW YORK CORPORATION


            The names, business addresses and present principal occupations of the directors and executive officers of Republic New York are set forth below. If no business address is given, the director's or officer's business address is 452 Fifth Avenue, New York, New York 10018. The business address of each of the directors of Republic New York is also the business address of such director's employer, if any. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.



 Name                                    Present Principal Occupation or Employment and Address

 Kurt Andersen                           Executive Vice President of RBNY, Regional (Far East) General Manager and
                                         Manager of RBNY's Hong Kong Branch and Manager of RBNY's wholly-owned subsidiary in Singapore.  Director of Republic Bank since 1991.  Kurt
                                         Andersen is a citizen of Denmark.

 Cyril S. Dwek                           Vice Chairman of the Board of RBNY and Vice Chairman of Republic New York.
                                         Director of RBNY and director of RBS since 1990.

 Ernest Ginsberg                         Vice Chairman of the Board of RBNY and Vice Chairman (and General Counsel
                                         until April 1994) of Republic New York.  Director of RBNY and of RBS.

 Nathan Hasson                           Vice Chairman of the Board and Treasurer of RBNY and Vice Chairman of
                                         Republic New York since January, 1993.  Director of RBNY and director of RBS since 1990.

 Jeffrey C. Keil                         Vice Chairman of the Board of RBNY and President of Republic New York.
                                         Director of RBNY and of RBS.

 Peter Kimmelman                         A private investor.  Director of RBNY and of RBS.  Peter Kimmelman Asset
                                         Management Co., 1270 Avenue of the Americas, Suite 3010, New York, New York
                                         10020

 Leonard Lieberman                       A director (and Chairman, President and Chief Executive Officer, from January
                                         1991 to May 1991) of Outlet Communications, Inc.  Director of RBNY since 1990 and of RBS since 1992.  Also a director of various companies, including
                                         Celestial Seasonings, Inc., Sonic Corp., and La Petite Academy, Inc., One
                                         Gateway Center, Suite 532, Newark, New Jersey  07102

 Name                                    Present Principal Occupation or Employment and Address

 William C. MacMillen, Jr.               President of William C. MacMillen & Co., Inc., an investment banking firm.
                                         Also a director of Financial Federal Corporation.  Director of RBNY and of
                                         RBS.  254 Victoria Place, Lawrence, NY  11559

 Peter J. Mansbach                       Chairman of the Executive Committee of the Board of Directors of Republic New
                                         York since July 1994, and of RBNY since June 1994.  Previously a partner at the law firm of Kronish, Lieb, Weiner & Hellman.

 Martin F. Mertz                         Chairman of the Executive Committee of RBS since May 1990.  Director of RBNY and of RBS.

 James L. Morice                         Partner, Mirtz Morice, Inc., a management consulting firm.  Director of RBNY and of RBS.  Mirtz Morice Inc., Dock St., 3rd Floor, Stamford, CT  06902

 E. Daniel Morris                        Chairman of the Board of Republic New York Trust Company of Florida, N.A., a
                                         wholly-owned subsidiary of Republic New York, and the Chief Executive Officer
                                         of Republic New York Securities Corporation, Republic New York's wholly-owned broker-dealer subsidiary, from April to December 1994.  President of Corsair
                                         Capital Corporation, a private investment bank, since October, 1992, having been a private investor for over one year prior thereto, and President and
                                         Chief Executive Officer of the U.S. investment banking affiliate of Barclays
                                         Bank from January 1989 to July 1991.
                                         6840 South East Harbor Circle, Stuart, FL  34996.

 Dr. Janet L. Norwood                    Senior Fellow of The Urban Institute, a research organization in Washington,
                                         D.C., since January 1992.  Commissioner of the Bureau of Labor Statistics of
                                         the U.S. Department of Labor for over three years prior thereto.  Director of
                                         RBNY since 1992.  The Urban Institute, 2100 M Street N.W., Washington, D.C.  20037

 John A. Pancetti                        Chairman of the Board and Chief Executive Officer of RBS since May 1990 (and
                                         President from May 1990 to March 1991).  Vice Chairman of the Board of RBNY
                                         since March 1991 and Vice Chairman of Republic New York since April 1991.
                                         Director of RBNY since April 1991 and of RBS since 1990.

 Vito S. Portera                         Vice Chairman of Republic New York and Vice Chairman of the Board of RBNY and
                                         RBS.  Director of RBNY.  Also Chairman of the Board of Republic International
                                         Bank of New York, the Miami, Florida Edge Act subsidiary of RBNY.


 Name                                    Present Principal Occupation or Employment and Address

 William P. Rogers                       Senior Partner, Rogers & Wells, attorneys.  Director of RBNY.  Rogers &
                                         Wells, 200 Park Avenue, 52nd Fl. New York, NY  10166

 Elias Saal                              Vice Chairman of Republic New York and Vice Chairman of the Board of RBNY.
                                         Elias Saal is a citizen of Argentina.

 Dov C. Schlein                          President of RBNY and Vice Chairman of Republic New York.  Director of RBNY
                                         and of RBS.

 Walter H. Weiner                        Chairman of the Board and Chief Executive Officer of RBNY and Republic New
                                         York.  Director of RBNY and of RBS.

 Peter White                             Senior Consultant to RBNY. Director of RBNY.

 Edmond J. Safra                         Mr. Edmond J. Safra is the Honorary Chairman of the Board of Directors of
                                         Republic New York and RBNY.  Mr. Safra is Chairman of the Board of Safra
                                         Republic Holdings S.A. and Republic National Bank of New York (Suisse) S.A.,
                                         RBNY's affiliate in Geneva, Switzerland.  In addition, Mr. Safra is a principal stockholder of Republic New York owning directly or indirectly approximately 29% of Republic New York's outstanding Common Stock, as of June
                                         30, 1995.

                               EXHIBIT INDEX



1. Agreement and Plan of Merger, dated as of September 23, 1995, by and among Republic New York Corporation, LRNY Incorporated and Brooklyn Bancorp, Inc., including the annexes thereto.

2. Stock Option Agreement, dated as of September 23, 1995, between Republic New York Corporation and Brooklyn Bancorp, Inc.